Exhibit F - Testing The Waters Marketing Content

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ROOTLESS

ACCOUNT

HI, WE'RE

ROOTLESS®


Powered by Seaweed • Powered by You •

Welcome to our world, where self-care meets planetary care.

We're harnessing the power of seaweed, a time-tested superfood, to build the future of human and planetary health. Join us in our mission to return to our roots, reclaim our health, and thrive together.

Join the early access waitlist!

We're now taking reservations to participate in our first round of crowdfunding.

The first 100 people to join our reservation waitlist will receive a secret, unreleased flavor of The Daily Bites.

Name

Email

Phone #

Phone Number

How much would you consider investing?

☐ $500 ☐ $1,500 ☐ $10,000 ☐ $25,000 ☐ $100,000

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind. By submitting this form, you consent to receive marketing from Rootless at the email provided. By submitting this form and signing up for texts, you consent to receive marketing text messages (e.g. promos, cart reminders) from Rootless at the number provided, including messages sent by autodialer. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link.

JOIN THE WAITLIST

Meet the team behind Rootless





Our movement to regenerate human and planetary health starts with you and your hormonal health!

Community Care

Connect with community by and for women of diverse backgrounds. We're sharing stories of health transformation so we can lay the foundation for a healthcare system that is based on and empowers women.


Powered by Seaweed • Powered by You •

Planetary Care

Help us build the sustainable seaweed economy, which can heal the ocean while supporting coastal livelihoods and reducing our dependence on land-based agricultural practices.

Self-Care

Support your hormone health with natural, effective, whole foods, powered by seaweed, and invest in a self-care ritual that energizes you daily.

Women's bodies are bathed in hormones. They impact how we eat, sleep, work, our sex drive, mood, and more. **Despite this, hormone health has not been getting the attention or funding it deserves. Until now...**




HORMONAL IMBALANCE
80%

of women suffer from hormonal imbalance during puberty, pre-and post- pregnancy and menopause. **Menopause has been the most neglected**—yet everyone with female reproductive organs will experience it.

BY 2025

+1B

women will be experiencing menopause, **75%** of whom will experience symptoms rooted in **hormonal changes**, which can be severe & debilitating.

A MARKET OPPORTUNITY WORTH

$600B

We're tapping into the menopause "goldrush" to make hormonal balance mainstream.

LET'S ACHIEVE HORMONAL HARMONY, TOGETHER

We're taking a transformative approach to **hormonal health** that gets to the *root* of hormonal imbalance, one seaweed-powered bite at a time, so you can be *rootless* from **chronic fatigue, that *everywhere* dryness, hormonal acne, gut issues**, and more.




Meet the Daily Bite
A first-of-its-kind, delicious, whole food Bite for hormonal balance in menopause and beyond. Powered by seaweed.
CACAO CRUNCH
DOUBLE STRAWBERRY
COCONUT CHAI
ORANGE PISTACHIO


Daily Bites are thoughtfully made with carefully sourced & clean ingredients that have clear benefits for hormone balance.
DATES
ALMONDS
SEEDS
SEAWEED
VEGAN
GLUTEN FREE
NO ADDED SUGAR
40+
ESSENTIAL NUTRIENTS AND BIOACTIVES IN EVERY BITE
130%
YOUR COMPLETE DAILY DOSE OF IODINE
Iodine from seaweed supports your thyroid and jumpstarts your metabolism for all-day energy, vitality, and focus—without the crash!
Polyphenols in seaweed improves metabolism of estrogen and helps balance your hormones.
Fiber in seaweed, dates and almonds helps keep your gut healthy by supporting the clearance of excess hormones, like estrogen.


Recommended by health experts
"Taking Rootless can be a nutritional strategy against symptoms associated with menopause such as hot flashes and fatigue. The main ingredient, seaweed, is rich in iodine, polyphenols, and polysaccharides which beneficially influence the estrobolome (gut bacteria), and can support the symptoms associated with menopause and aging."
DR. NADIA MUSAVVIR, ND
DID YOU KNOW?
A little bit of seaweed everyday (vs. large amounts of consumption in one sitting, irregularly) has been shown to reduce the impact of various chronic health conditions, including hormonal issues, incidence of breast cancer, and more.
NIH
NIH | CHERRY ET AL., 2019; SKIBOLA, 2004; TEAS ET AL., 2013.

100% saw results in our consumer trial

ONE BITE A DAY...

Women, aged 27-70, ate one seaweed-powered Daily Bite every day for 4 weeks:

97% had less dryness and hormonal acne.

86% were less tired during the day.

83% saw improvements in gut health, constipation, bloating, etc.

We're sticky because our fronds are feeling the benefits

↑379% YoY revenue growth in in 2023

65% of revenue comes from returning customers

$151 Subscriber LTV

$62 CAC

4 months Average subscription length

"I've been taking Rootless for about 2 months and I realized the other day that the white patch that has been growing in size over the last year is starting to retract and pigmentation has returned to my baby hairs on my temples! I thought I was wishful thinking but friends have also noticed."

BRIDGET

What our 'fronds' are saying

(We can't get enough of the seaweed jokes around here)

"Over the month I felt an increase in my energy level allowing me to manage my day and also have energy to workout."

DONNA

"I am not a 'supplements person' but I really see results with Rootless. My energy levels are way up and I'm more motivated to exercise — so, as a result, I'm losing weight without even trying."

CAROLINE


The Daily Bite

"I have been a firm believer in seaweed and dates for many years, and used these ingredients to navigate menopause. For me this is essential healthy nutrition."

HEATHER H.

"I just came from my doctor and this is the first time my blood work showed regular levels in iron and all the other minerals that I am usually deficient in. I have more energy every day and my hair has stopped falling out!"

GENEVIEVE J.

Seaweed nourishes two bodies at once: ours and our planet's.

Seaweed is a regenerative, zero input crop. If we replace **10% of the global diet** with seaweed by 2050, we can transform the global food system with one of the most **nutritious, regenerative, and equitable** foods on the planet.

nature sustainability

10% OF SEAWEED IN THE HUMAN DIET WILL:


SPARE 110 MILLION HECTARES OF LAND
CUT EMISSIONS BY 1 GtCO2e/YEAR
INCREASE BIODIVERSITY BY 3%
REDUCE GLOBAL WATER USAGE BY 2%

With your investment, Rootless is poised to transform the health of millions.

We're unlocking the transformative benefits of sustainable seaweed to help people, communities, and the planet thrive.

Rootless is a startup led by women designed for women. Through seaweed, we are creating a space where women can reclaim their hormonal health, and feel good in their bodies and identities at all ages. We want you to be a part of our shared success and share in the value you're already creating with your purchasing power. Invest today, and let's build the future of human and planetary health together.



Join the early access waitlist!

We're now taking reservations to participate in our first round of crowdfunding.

The first 100 people to join our reservation waitlist will receive a secret, unreleased flavor of The Daily Bites.

Name

Email

Phone #

Phone Number

How much would you consider investing?

- [ ] $500
- [ ] $1,500
- [ ] $10,000
- [ ] $25,000
- [ ] $100,000

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind. By submitting this form, you consent to receive marketing from Rootless at the email provided. By submitting this form and signing up for texts, you consent to receive marketing text messages (e.g. promos, cart reminders) from Rootless at the number provided, including messages sent by autodialer. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link.

JOIN THE WAITLIST

Good news only

Useful emails with a healthy dose of seaweed fun facts.

Enter your email, get 10% off your first order

Home
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For all questions, comments, concerns or simply to talk kelp, please write to: hello@getrootless.com

ROOTLESS®

Refund policy Privacy policy Terms of service Contact information


The time for hormone health
is now.
Powered by Seaweed • Powered by you •
Invest in the movement!
Rootless believes in transforming women's health by getting to the ROOT of hormonal imbalance with a time tested superfood: seaweed!



Hi! It's Dr. Gabby

DACM & Rootless Chief of Staff

I'm incredibly excited to announce that Rootless is launching its first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women.

Female hormones are finally starting to get the funding and attention they deserve, with thought leaders speaking up about the importance of hormone balance for menopause and beyond. Our innovative seaweed-based solution is poised to help transform the health of millions of women, starting with you

We're inviting you to join us in this movement. Through Regulation Crowdfunding, you can become a partial owner of Rootless and share in our success as we grow!



"Fronds" First!
We're now taking reservations to participate in our first round of funding.
Learn More

We’re not alone in our vision for Women’s Health.

“

"Ask any woman in America about her health care, she probably has a story to tell. [] She’s the woman going through menopause, who visits with her doctor and leaves with more questions than answers. Every woman – half of the population – will be affected by menopause, and yet there’s a stunning lack of information about how to manage and treat its symptoms."

First Lady Jill Biden

As a DACM (Doctor of Acupuncture and Chinese Medicine), I understand how important it is to find balance through hormone health. As someone who has struggled with finding natural options and adequate guidance with my own hormonal issues, I joined Rootless to help bring effective, natural solutions to others. Seaweed has been used for centuries as part of TCM’s Materia Medica and as a staple food and medicine for countless traditional cultures. Seaweed holds answers: it can help us eat our food as medicine, create self-care rituals, and feel our best.

Rootless is a startup led by women designed for women. Through seaweed, we are creating a space where women can reclaim their hormonal health, and feel good in their bodies and identities at all ages. We want you to be a part of our shared success and share in the value you're already creating with your purchasing power. Invest today, and together let's build the future of human and planetary health.

Join the waitlist ASAP (before December 22) to be one of 100 people that get to try our newest Daily Bite flavor before it launches!

Let's pave the way for a brighter, healthier future, together.

Dr. Gabby,

Chief of Staff at Rootless.

Learn More

ROOTLESS

Unlock seaweed-powered hormonal harmony with one tasty bite.

We love making new fronds! Join the seaweed social.

Questions? Please email **hello@getrootless.com**


ROOTLESS
Invest in the future of human & planetary health.
Powered by Seaweed • Powered by You •
Join us!


We're on an uncompromising mission to regenerate human and planetary health. **Now you can become a stakeholder in our shared value ecosystem.**
As an investor in our movement, you can own a *bite* of the future of human and planetary health!
Learn More



Hi! It's Sachi Singh

Rootless founder & #1 fan of seaweed!

I founded Rootless with a vision for human and planetary health that harkens back to what many traditional cultures have known for millennia: the health of the planet and the health of individuals are deeply interconnected.

Since founding Rootless, I've spent countless sleepless nights pondering a simple yet essential question: "what kind of business do I want to build?" I've found that in order to answer that, I must also ask myself: "what is the collective future we need and deserve?"

Inspired by Patagonia, we wanted to create an opportunity where our people - our true stakeholders - can become our shareholders and share in the value we are creating together: a regenerative food and health system with innovations across the value chain.

That's why we want our consumers, women, people - YOU - to own a part of Rootless and join our shared value ecosystem, in which our success IS your success.

Our waitlist to reserve shares in Rootless is open - I hope you'll join us in our movement to regenerate human and planetary health.

As an investor in our movement, you can own a *bite* of the future of human and planetary health! **Join the waitlist before December 22 to be one of the first 100 people to try our newest Daily Bite flavor before it launches!**

Let's keep shining and empowering together, one seaweed bite at a time, for a brighter, healthier future.

Sachi,

Rootless founder & #1 fan of seaweed!

Reserve Now

ROOTLESS

Unlock seaweed-powered hormonal harmony with one tasty bite.

We love making new fronds! Join the seaweed social.


ROOTLESS
You've committed
$298,000
in reservations so far!
Reserve Now

One week in...
We’ve come so far!

Thank you for helping us to affect a ripple of healing for the future of people and the planet. Every dollar committed helps us to realize our mission!

Powered by Seaweed • Powered by You

Seaweed is more than just a tasty snack: **It's a powerful symbol of hope that has the power to nourish two “bodies” at once: yours, and our planet’s.**

For centuries, seaweed has been eaten as a traditional food and medicine by cultures around the world, while simultaneously regenerating ocean health and reducing our dependencies on land-based foods. We’re returning to those roots with a modern approach to daily nutrition, so you can get the hormone balancing benefits of daily seaweed without having to taste the ocean.

Your investment in us matters, no matter the amount. Together, we affect a ripple of healing for the future of people and the planet.

Express your interest to reserve your investment in Rootless below before December 22. We're here to support you every step of the way, and we're incredibly grateful to embark on this empowering journey together.

Reserve Now

ROOTLESS

Unlock seaweed-powered hormonal harmony with one tasty bite.

We love making new fronds! Join the seaweed social.


ROOTLESS
Envisioning a brighter future for people and planet, powered by seaweed...

We're building a regenerative future.

Powered by Seaweed • Powered by You •

Let's elevate care for people and planet, together.

Join Us!

With the power of seaweed, **Rootless is providing innovative solutions for women's health, destigmatizing women's health issues, and reclaiming health for 1 BILLION women** as they navigate hormonal health at every life stage.


Invest in a
movement for
"sea-change."
Learn More

A peek into the future with Rootless...

By 2050, seaweed has re-emerged* as a nutritional and medicinal superhero, offering a natural solution to hormonal and ecological imbalance, contributing greatly to food security, and supporting the flourishing of humans and our environment alike.

Seaweed has become a dietary staple for people who did not previously consume it as part of their traditional cuisine: it's available in many delicious and culturally appropriate forms, and is celebrated as a crucial component of the American diet. This revolutionary shift resulting from innovations in seaweed supply chains and cuisines, where 10% of every person's daily diet comes from seaweed, has revolutionized individual health, oceanic health, and greatly contributed towards a climate stabilization.

*Seaweed is already a staple food and medicine in many traditional cultures around the world, including in Japan, Okinawa, Korea, and for many Native and/or First Nations peoples of North America.

Green Economy, Green Planet.

Oceans are constantly being regenerated, as localized, small-scale, ethical, zero-input seaweed farming has become a cornerstone of sustainable agriculture. Seaweed's carbon-sequestering properties have helped to mitigate climate change and maintain biodiversity so that marine ecosystems can flourish. The collective effort to integrate seaweed into diets has reduced the environmental impact of land-based farming practices, creating a harmonious balance between human nutrition and ecological well-being.

Empowered Women, Excellent Healthcare.

Thanks to visionary leaders, funding for women's health research has skyrocketed. The groundbreaking initiatives begun in 2023 have paved way for new, comprehensive women's healthcare solutions that address hormonal imbalances before they even surface. Every woman, regardless of age, has easy, affordable, personalized, healthcare, guided by a deep understanding of her unique journey, beliefs, and cultural background.

Let's make this vision a reality, together. If you're interested in learning more about how you can become an investor in Rootless and help us realize our vision for the future, please express your interest before December 22nd!

Reserve Now


ROOTLESS
$577,500


in reservations,
all in under 2 weeks!
Powered by Seaweed • Powered by You •

We're elated!!!

As our campaign comes to an end tonight at midnight, we want to thank you, our community, for your generous support.

Your investment in us matters, no matter the amount: every dollar helps us to realize our mission to heal human and planetary health!

Today is your last chance to reserve an investment.

Reserve Now

Take part in a movement with momentum.

Women's health, powered by women.

The time for female leadership in woman's health is now! Support a female founded and led company with a radical vision for the future. Meet our team:



Rootless founder & #1 fan of seaweed!



DACM & Chief of Staff at Rootless.

If you haven't made a reservation yet, today before 11:59pm PST is your last chance. Don't miss out!!!

Together we can build a world in which people and planet flourish!

Reserve Now

ROOTLESS

Unlock seaweed-powered hormonal harmony with one tasty bite.

We love making new fronds! Join the seaweed social.


3:48
GET.ROOTLESS
Posts
get.rootless and 2 others
ROOTLESS
The time for hormone health
is now.
Powered by Seaweed • Powered by You •
Invest in the movement!
Rootless believes in transforming women's health by getting to the ROOT of hormonal imbalance with a time tested superfood: seaweed!
Liked by sachisings and 36 others
get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words ⤴️ Head the the link in our bio to learn more!!!
December 8, 2023


3:48
GET.ROOTLESS
Posts
get.rootless and 2 others
Hi! It's Dr. Gabby
DACM & Rootless Chief of Staff
I'm incredibly excited to announce that Rootless is launching its first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women.
We're inviting you to join us in this movement. Through Regulation Crowdfunding, you can become a partial owner of Rootless and share in our success as we grow!
Liked by sachisings and 36 others
get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words ⤴️ Head the the link in our bio to learn more!!!
December 8, 2023

3:48

GET.ROOTLESS
Posts

get.rootless and 2 others

We're not alone in our vision for Women's Health.

"Ask any woman in America about her health care, she probably has a story to tell. [] She's the woman going through menopause, who visits with her doctor and leaves with more questions than answers. Every woman – half of the population – will be affected by menopause, and yet there's a stunning lack of information about how to manage and treat its symptoms."

– First Lady Jill Biden

Liked by **sachisings** and **36 others**

get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words ⤴️ Head the the link in our bio to learn more!!!

December 8, 2023

3:49

GET.ROOTLESS
Posts

get.rootless and 2 others

Female hormones are finally starting to get the funding and attention they deserve, with thought leaders speaking up about the importance of hormone balance for menopause and beyond. Our innovative solution is poised to help transform the health of millions of women, starting with YOU.

As a DACM (Doctor of Acupuncture and Chinese Medicine), I understand how important it is to find balance through hormone health. As someone who has struggled with finding natural options and adequate guidance with my own hormonal issues, I joined Rootless to help bring effective, natural solutions to others.

Liked by **sachisings** and **36 others**

get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words ⤴️ Head the the link in our bio to learn more!!!

December 8, 2023

3:49

GET.ROOTLESS
Posts

get.rootless and 2 others

Seaweed has been used for centuries as part of TCM's Materia Medica and as a staple food and medicine for countless traditional cultures. Seaweed holds answers.

Rootless is a startup led by women designed for women. Through seaweed, we are creating a space where women can reclaim their hormonal health, and feel good in their bodies and identities at all ages. We want you to be a part of our shared success and share in the value you're already creating with your purchasing power. Invest today, and together let's build the future of human and planetary health.

→

Liked by **sachisings** and **36 others**

get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words ⤴️ Head the the link in our bio to learn more!!!

December 8, 2023

3:49

GET.ROOTLESS
Posts

get.rootless and 2 others

Join the waitlist ASAP (before December 22) to be one of 100 people that get to try our newest Daily Bite flavor before it launches!

Let's pave the way for a brighter, healthier future, together.

Dr. Gabby,

Chief of Staff at Rootless.

Liked by **sachisings** and **36 others**

get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words ⤴️ Head the the link in our bio to learn more!!!

December 8, 2023


3:49
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
ROOTLESS
Invest in the future of human & planetary health.
Powered by Seaweed • Powered by You •
Join us!
We're on an uncompromising mission to regenerate human and planetary health. Now you can become a stakeholder in our shared value ecosystem.
Liked by sachisings and 23 others
get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊
Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!!🌱
alyzehrizvi So exciting @sachisings 🔥👏🏽
sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!


3:49
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
Hi! It's Sachi Singh
Rootless founder & #1 Seaweed fan
I founded Rootless with a vision for human and planetary health that harkens back to what many traditional cultures have known for millennia: the health of the planet and the health of individuals are deeply interconnected.
Liked by sachisings and 23 others
get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊
Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!!🌱
alyzehrizvi So exciting @sachisings 🔥👏🏽
sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!



3:50
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
By investing in our movement, you can own a *bite* of the future of human and planetary health!
Head to the link in our bio to learn more or reserve now.
Liked by sachisings and 23 others
get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊
Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!!🌱
alyzehrizvi So exciting @sachisings 🔥👏
sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!



3:50
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
Since founding Rootless, I've spent countless sleepless nights pondering a simple yet essential question: "what kind of business do I want to build?" I've found that in order to answer that, I must also ask myself: "what is the collective future we need and deserve?"
Inspired by Patagonia, we wanted to create an opportunity where our people - our true stakeholders - can become our shareholders and share in the value we are creating together: a regenerative food and health system with innovations across the value chain.
Liked by sachisings and 23 others
get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊
Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!!🌱
alyzehrizvi So exciting @sachisings 🔥👏
sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!

3:50

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

As an investor in our movement, you can own a *bite* of the future of human and planetary health! Join the waitlist before December 22 to be one of the first 100 people to try our newest Daily Bite flavor before it launches!

Let's keep shining and empowering together, one seaweed bite at a time, for a brighter, healthier future.

Sachi,
Rootless founder & #1 Seaweed fan

Liked by **sachisings** and **23 others**

get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊

Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!!🌱

alyzehrizvi So exciting @sachisings 🔥👏

sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!

3:50

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

That's why we want our consumers, women, people - YOU - to own a part of Rootless and join our shared value ecosystem, in which our success IS your success.

Our waitlist to reserve shares in Rootless is open - I hope you'll join us in our movement to regenerate human and planetary health.

→

Liked by **sachisings** and **23 others**

get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊

Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!!🌱

alyzehrizvi So exciting @sachisings 🔥👏

sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!


3:51
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
ROOTLESS
You've committed
$298,000
in reservations so far!
Thank you! Every dollar reserved helps us create a "sea-change" for human & planetary health!
Liked by sachisings and 23 others
get.rootless At Rootless we believe seaweed powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's 🌍
This is a huge testament to creating a better future full of healing and we want to give a huge THANK YOU for all the support we have received. Every dollar committed helps us to realize our mission and create meaningful change 🪼


3:51
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
One week in...
We've come so far!
Powered by You
Thank you for helping us to affect a ripple of healing for the future of people and the planet. Every dollar committed helps us to realize our mission!
Liked by sachisings and 23 others
get.rootless At Rootless we believe seaweed powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's 🌍
This is a huge testament to creating a better future full of healing and we want to give a huge THANK YOU for all the support we have received. Every dollar committed helps us to realize our mission and create meaningful change 🪼

3:51

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

Seaweed is more than just a tasty snack: **It's a powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's.**

Liked by **sachisings** and **23 others**

get.rootless At Rootless we believe seaweed powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's 🌍

This is a huge testament to creating a better future full of healing and we want to give a huge THANK YOU for all the support we have received. Every dollar committed helps us to realize our mission and create meaningful change 🪼

3:51

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

For centuries, seaweed has been eaten as a traditional food and medicine by cultures around the world, while simultaneously regenerating ocean health and reducing our dependencies on land-based foods. We're returning to those roots with a modern approach to daily nutrition, so you can get the hormone balancing benefits of daily seaweed without having to taste the ocean.

Your investment in us matters, no matter the amount. Together, we affect a ripple of healing for the future of people and the planet.

Liked by **sachisings** and **23 others**

get.rootless At Rootless we believe seaweed powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's 🌍

This is a huge testament to creating a better future full of healing and we want to give a huge THANK YOU for all the support we have received. Every dollar committed helps us to realize our mission and create meaningful change 🪼

3:51

GET.ROOTLESS
Posts

get.rootless and gabbypavelko ...


Express your interest to reserve an investment in Rootless before December 22 by heading to the link in our bio!
We're here to support you every step of the way, and we're incredibly grateful to embark on this empowering journey together.

Liked by **sachisings** and **23 others**

get.rootless At Rootless we believe seaweed powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's 🌍

This is a huge testament to creating a better future full of healing and we want to give a huge THANK YOU for all the support we have received. Every dollar committed helps us to realize our mission and create meaningful change 🪼

3:52

GET.ROOTLESS
Posts

get.rootless ...


Invest in a sea-change for women's health.

Liked by **sachisings** and **20 others**

get.rootless Join us on our mission to destigmatize women's health & work to provide more options to navigate hormonal health 💞

Check out the link in our bio to learn more!

#crowdfunding #makemenopausematter #womenshealthbywomen

December 19, 2023


3:52
GET.ROOTLESS
Posts
get.rootless
With the power of seaweed, Rootless is providing innovative solutions for women's health, destigmatizing women's health issues, and reclaiming health for women as they navigate hormonal health at every life stage.
ROOTLESS
Liked by sachisings and 20 others
get.rootless Join us on our mission to destigmatize women's health & work to provide more options to navigate hormonal health 💞
Check out the link in our bio to learn more!
#crowdfunding #makemenopausematter #womenshealthbywomen
December 19, 2023


3:52
GET.ROOTLESS
Posts
get.rootless
You can help us realize our mission!
Express your interest to invest in Rootless before December 22nd by heading to the link in our bio.
ROOTLESS
Liked by sachisings and 20 others
get.rootless Join us on our mission to destigmatize women's health & work to provide more options to navigate hormonal health 💞
Check out the link in our bio to learn more!
#crowdfunding #makemenopausematter #womenshealthbywomen
December 19, 2023


3:52
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
ROOTLESS
We're building a regenerative future.
Let's elevate care for people and planet, together.
Powered by Seaweed • Powered by You •
Liked by sachisings and 13 others
get.rootless Looking into the future of Rootless we see a place where both people and planet thrive
Check out the link in our bio to get involved
#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth
December 20, 2023


3:52
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
A peek into the future with Rootless...
By 2050, seaweed has re-emerged* as a nutritional and medicinal superhero, offering a natural solution to hormonal and ecological imbalance, contributing greatly to food security, and supporting the flourishing of humans and our environment alike.
*Seaweed is already a staple food and medicine in many traditional cultures around the world, including in Japan, Okinawa, Korea, and for many Native and/or First Nations peoples of North America.
Liked by sachisings and 13 others
get.rootless Looking into the future of Rootless we see a place where both people and planet thrive
Check out the link in our bio to get involved
#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth
December 20, 2023

3:53

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

By 2050...

Seaweed has become a dietary staple for people who did not previously consume it as part of their traditional cuisine: it's available in many delicious and culturally appropriate forms, and is celebrated as a crucial component of the American diet. This revolutionary shift resulting from innovations in seaweed supply chains and cuisines, where 10% of every person's daily diet comes from seaweed, has revolutionized individual health, oceanic health, and greatly contributed towards a climate stabilization.

Liked by **sachisings** and **13 others**

get.rootless Looking into the future of Rootless we see a place where both people and planet thrive 💫

Check out the link in our bio to get involved 🌱

#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth

December 20, 2023

3:53

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

Green Economy, Green Planet.

Oceans are constantly being regenerated, as localized, small-scale, ethical, zero-input seaweed farming has become a cornerstone of sustainable agriculture. Seaweed's carbon-sequestering properties have helped to mitigate climate change and maintain biodiversity so that marine ecosystems can flourish. The collective effort to integrate seaweed into diets has reduced the environmental impact of land-based farming practices, creating a harmonious balance between human nutrition and ecological well-being.

Liked by **sachisings** and **13 others**

get.rootless Looking into the future of Rootless we see a place where both people and planet thrive 💫

Check out the link in our bio to get involved 🌱

#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth

December 20, 2023

3:53

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

Empowered Women, Excellent Healthcare.

Thanks to visionary leaders, funding for women's health research has skyrocketed. The groundbreaking initiatives begun in 2023 have paved way for new, comprehensive women's healthcare solutions that address hormonal imbalances before they even surface. Every woman, regardless of age, has easy, affordable, personalized, healthcare, guided by a deep understanding of her unique journey, beliefs, and cultural background.

Liked by **sachisings** and **13 others**

get.rootless Looking into the future of Rootless we see a place where both people and planet thrive 💫

Check out the link in our bio to get involved 🌱

#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth

December 20, 2023

3:53

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

Let's make this vision a reality, together.

If you're interested in learning more about how you can become an investor in Rootless and help us realize our vision for the future, please express your interest before December 22nd by heading to link in our bio!

Liked by **sachisings** and **13 others**

get.rootless Looking into the future of Rootless we see a place where both people and planet thrive 💫

Check out the link in our bio to get involved 🌱

#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth

December 20, 2023


3:53
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
ROOTLESS
$577,500
in reservations,
all in under 2 weeks!
Powered by Seaweed • Powered by You •
Liked by sachisings and 46 others
get.rootless Tonight at midnight marks the end of our campaign and we can't thank everyone enough for your support bringing us towards our goal of ✨ women's health powered by women ✨
If you haven't had the chance yet head to the link in our bio to reserve your spot and learn more 💓
#womensupportingwomen #womenshealth #crowdfunding


3:53
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
We're elated!!!
As our campaign comes to an end tonight at midnight, we want to thank you, our community, for your generous support.
Liked by sachisings and 46 others
get.rootless Tonight at midnight marks the end of our campaign and we can't thank everyone enough for your support bringing us towards our goal of ✨ women's health powered by women ✨
If you haven't had the chance yet head to the link in our bio to reserve your spot and learn more 💓
#womensupportingwomen #womenshealth #crowdfunding


3:53
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
Take part in a movement with momentum.
Women's health, powered by women.
The time for female leadership in woman's health is now! Support a female founded and led company with a radical vision for the future.
Liked by sachisings and 46 others
get.rootless Tonight at midnight marks the end of our campaign and we can't thank everyone enough for your support bringing us towards our goal of ✨ women's health powered by women ✨
If you haven't had the chance yet head to the link in our bio to reserve your spot and learn more 💓
#womensupportingwomen #womenshealth #crowdfunding


3:54
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
If you haven't made a reservation yet, today before 11:59pm PST is your last chance. Don't miss out!!!
Together we can build a world in which people and planet flourish!
Head to our link in bio to learn more.
Liked by sachisings and 46 others
get.rootless Tonight at midnight marks the end of our campaign and we can't thank everyone enough for your support bringing us towards our goal of ✨ women's health powered by women ✨
If you haven't had the chance yet head to the link in our bio to reserve your spot and learn more 💓
#womensupportingwomen #womenshealth #crowdfunding